Exhibit 99.1

SIFY CFO, TR SANTHANAKRISHNAN, TO PURSUE NEW OPPORTUNITIES

Chennai, India, 17th October 2003: Sify Limited (Nasdaq National Market: SIFY), announced today that its Chief Financial Officer, Mr. T.R. Santhanakrishnan, is leaving Sify’s full time employment later this month, after a four year tenure.

Mr. Santhanakrishnan is ensuring a smooth transition to a new CFO, and will continue to provide services to Sify through 2006 on relevant matters involving US GAAP accounting and related issues. A search is underway for his successor and Sify expects to make an announcement in the near future.

Commented R. Ramaraj, CEO and Managing Director, “TRS has been a valued member of the core team managing Sify’s growth & development. On behalf of all of us at Sify, I would like to acknowledge his contributions and counsel during the company’s formative years. We wish him the very best in his future endeavors.”

Mr. Santhanakrishnan commented, “I enjoyed my days at Sify, having been a part of the core team which took the company from the early stages to being a major, publicly-listed player. The company is well financed, has a talented and deep management team, and I know will continue to accomplish great things in the future.”

Sify Limited is the largest network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 55 points of presence in India, representing an estimated 90% of the established PC base in the country. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. As of June 30, 2003, a host of blue chip customers used Sify’s corporate service offerings. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For further information please contact:

Mr. David Appasamy
Chief Communications Officer
Sify Limited
Phone: 91-44-2254 0770 Extension: 2013
Email: david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com